 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

LUKE ENERGY LTD.
(Translation of registrant’s name into English)

#1200, 520 – 5th Avenue SW, Calgary, AB T2P 3R7
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   [X]        Form 40-F  [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [   ]        No  [X]

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

  EXPLANATORY NOTE

On February 25, 2003, the shareholders of KeyWest Energy Corporation (“KeyWest”) approved a plan of arrangement involving KeyWest, its wholly owned subsidiary Luke Energy Ltd. (“Luke”), Viking Energy Royalty Trust (“Viking”), Viking Holdings Inc. and Viking KeyWest Inc. Pursuant to the arrangement, holders of KeyWest common shares received at their election, for each KeyWest common share (A) (i) 0.5214 of a trust unit of Viking, (ii) Cdn.$3.65 cash, or (iii) a combination of (i) and (ii), and (B) one-tenth of one common share of Luke. The terms and conditions of the arrangement, and the procedures relating thereto, were determined by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) to be fair to the persons affected. The Court also issued an order approving the arrangement pursuant to the provisions of Section 192 of the CANADA BUSINESS CORPORATIONS ACT. The trust units of Viking and the common shares of Luke issued under the arrangement to holders of KeyWest common shares were issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereunder.

In connection with the plan of arrangement, KeyWest, Luke, Viking and certain other parties prepared an Information Circular dated January 24, 2003 (the “Information Circular”). The Information Circular was furnished by KeyWest to the SEC on Form 6-K (SEC file no. 00024536) on February 3, 2003. Luke is hereby furnishing, for informational purposes, Appendix D to the Information Circular which contains information respecting Luke.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE ENERGY LTD. (Registrant)

Date: November 10, 2003	By:	/s/ Mary C. Blue (Signature)

Mary C. Blue, President
(Name and Title)

APPENDIX D

INFORMATION RESPECTING LUKE ENERGY LTD.

ABBREVIATIONS	D-2
CONVERSION	D-2
GLOSSARY OF TERMS	D-3
NOTICE TO READER	D-5
LUKE ENERGY LTD	D-5
GENERAL DEVELOPMENT OF THE BUSINESS	D-6
NARRATIVE DESCRIPTION OF THE BUSINESS	D-7
SELECTED CONSOLIDATED FINANCIAL INFORMATION	D-15
DESCRIPTION OF SHARE CAPITAL	D-17
DIRECTORS AND OFFICERS OF LUKE	D-17
PERSONNEL	D-19
INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS	D-19
PRINCIPAL SHAREHOLDERS	D-20
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	D-20
INDEBTEDNESS OF DIRECTORS AND OFFICERS	D-20
STOCK OPTION PLAN	D-20
RISK FACTORS	D-21
INDUSTRY CONDITIONS	D-23
MATERIAL CONTRACTS	D-25
LEGAL MATTERS	D-25
EXPERTS	D-25
AUDITORS, REGISTRAR AND TRANSFER AGENT	D-26
Schedule “A” Pro Forma Financial Statements
Schedule “B” Statement of Revenues and Operating Expenses of Retained Canadian Assets
Schedule “C” Balance Sheet as at January 9, 2003

Appendix D-2

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl or bbls	barrel or barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bbls/d	barrels of oil per day	bcf	billion cubic feet
NGLs	natural gas liquids	mcf/d	thousand cubic feet per day
		mmcf/d	million cubic feet per day
		MMBTU	million British Thermal Units

Other

BOE	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

BOE/d	barrels of oil equivalent per day.

MBOE	means thousand barrels of oil equivalent.

WTI	means West Texas Intermediate.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by

mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

Appendix D-3

GLOSSARY OF TERMS

In this Appendix, the capitalized terms set forth below have the following meanings:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Arrangement” means the proposed arrangement, under the provisions of Section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement;

“API” means the American Petroleum Institute.

“°API” is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specific gravity of 28 ° API or higher is generally referred to as light crude oil;

“Arrangement Agreement” means the arrangement agreement made as of January 17, 2003 among the Trust, VHI, Acquisitionco, KeyWest and Luke, pursuant to which such parties have proposed to implement the Arrangement, which agreement is attached as Appendix B to this Information Circular, including any amendment thereto;

“ARTC” means credits or rebates in respect of Crown royalties which are paid or credited by the Crown including those paid or credited under the Alberta Corporate Tax Act which are commonly known as “Alberta Royalty Tax Credits”;

“Board” means the board of directors of Luke;

“Business Day” or “business day” means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (CA), as amended, including the regulations promulgated thereunder;

“CDN” means Canadian;

“Common Share” means common shares in the capital of KeyWest;

“Consideration” means the issuance of Luke Shares to KeyWest as set forth in the Purchase and Sale Agreement;

“Effective Date” means the date the Arrangement is effective under the CBCA;

“Farm-In Lands” means the lands identified under cover letter dated January 17, 2003 from Luke to VHI and the Trust;

“Farmout Agreement” means the 1997 Canadian Association of Petroleum Landmen Farmout and Royalty Procedures (with elections marked thereon) as shown in Schedule E of the Purchase and Sale Agreement;

“GLJ” means Gilbert Lausten Jung Associates Ltd.;

“Information Circular” means the information circular of KeyWest dated January 24, 2003, together with all appendices thereto, to which this Appendix is attached;

“Initial Private Placement” means the proposed sale by private placement of up to 1,645,000 Luke Shares upon completion of the Arrangement, on such terms as may be determined by the board of directors of Luke as described under “Other Matters to be Brought Before the Meeting — Approval of Initial Private Placement”;

Appendix D-4

“Interim Order” means the interim order of the Court dated January 24, 2003 under Section 192(4)(c) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of KeyWest therefor, a copy of which order is attached as Appendix C to this Information Circular, including any amendments or modifications thereto;

“KeyWest” means KeyWest Energy Corporation, a corporation duly incorporated under the CBCA;

“Luke” means Luke Energy Ltd., a corporation incorporated under the CBCA and presently a wholly-owned subsidiary of KeyWest;

“Luke Reserve Report” means the evaluation report prepared by GLJ dated January 15, 2003 and effective January 1, 2003, respecting the oil and gas assets to be acquired by Luke pursuant to the Purchase and Sale Agreement;

“Luke Seaton Jordan Report” means the report prepared by Seaton Jordan & Associates Ltd. dated January 16, 2003 and effective January 15, 2003 evaluating the undeveloped acreage to be acquired by Luke pursuant to the Purchase and Sale Agreement

“Luke Shares” means common shares in the capital of Luke and “Luke Shareholders” means the holders from time to time of Luke Shares;

“Luke Stock Option Plan” means the stock option plan of Luke to be approved at the Meeting and which is attached as Appendix H to the Information Circular;

“Plan of Arrangement” means the plan of arrangement set forth as Exhibit 1 to the Arrangement Agreement which is attached as Appendix B to the Information Circular, and any amendment or variation thereto;

“Purchase and Sale Agreement” means the Purchase and Sale Agreement relating to the Retained Assets dated January 17, 2003 between KeyWest and Luke pursuant to which the sale by KeyWest to Luke of the Retained Assets will be effected;

“Retained Assets” means certain miscellaneous assets, oil and gas assets, properties and facilities and rights to seismic data to be transferred by KeyWest to Luke on the Effective Date as part of the Arrangement pursuant to the Purchase and Sale Agreement;

“TSX” means the Toronto Stock Exchange;

“United States” and “U.S.” mean the United States, its territories and possessions, any state of the United States and the District of Columbia;

“VHI” means Viking Holdings Inc., a corporation incorporated under the ABCA and which is wholly-owned by the Trust;

“Trust” means Viking Energy Royalty Trust, a trust duly settled under the laws of Alberta;

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

In this Appendix, references to “dollars” and “$” are to the currency of Canada, unless otherwise indicated.

Appendix D-5

NOTICE TO READER

As at the date hereof, Luke has not carried on any active business. Pursuant to the Arrangement, Luke will acquire the Retained Assets from KeyWest effective on the Effective Date. The disclosure in this Appendix has been prepared assuming that the acquisition of the Retained Assets is completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary to the Information Circular. See also the information under “Cautionary Statement Concerning Forward-Looking Statements” for special information about Luke’s interpretation of forward-looking information.

LUKE ENERGY LTD.

Luke Energy Ltd. was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA as on January 9, 2003. Luke has not carried on any active business since incorporation. As at the date hereof, the sole shareholder of Luke is KeyWest.

Following the completion of the Plan of Arrangement, Luke will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Western Canadian Sedimentary Basin. On the Effective Date, Luke will acquire the Retained Assets from KeyWest.

Luke’s head office is located at 1100, 520 – 5th Avenue S.W., Calgary, Alberta, T2P 3R7. Luke’s registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The following diagrams describe the ownership of Luke both prior to and following the Effective Date of the Arrangement:

Pre-Arrangement

Appendix D-6

Post-Arrangement

Note:

(1)	Assumes the issuance of 24.9 million Trust Units pursuant to the Arrangement and that all KeyWest Shareholders elect to receive the Cash Consideration. See “Effect of the Acquisition of KeyWest on the Trust - Consolidated Capitalization” in the Information Circular.

GENERAL DEVELOPMENT OF THE BUSINESS

Luke has not carried on any active business since incorporation. In connection with the Plan of Arrangement, Luke entered into the Purchase and Sale Agreement with KeyWest. Upon the implementation of the Arrangement, the Purchase and Sale Agreement provides that KeyWest will transfer its interest in the Retained Assets to Luke on the Effective Date in exchange for the Consideration. The Purchase and Sale Agreement provides that Luke will assume all liabilities, including environmental liabilities, relating to the Retained Assets, and will acquire the Retained Assets from KeyWest without any representations and warranties.

Following the completion of the Arrangement, the shareholders of KeyWest will be the shareholders of Luke and each such shareholder will hold one Luke Share for each ten (10) Common Shares that such shareholder held immediately prior to the Arrangement. For further information on the Plan of Arrangement, see the section of the Information Circular entitled “The Arrangement”.

Trends

There are a number of trends that have been developing in the Canadian oil and gas industry that appear to be shaping the near future of the business. The first trend is the consolidation phase that the industry has recently been going through. This consolidation phase has affected companies of all sizes from small emerging companies to senior integrated organizations. This trend appears to be accelerating as a number of publicly traded companies are trading below asset or break-up value and, as a result, it is less expensive for companies to grow by acquiring other companies than by focusing entirely on drilling and prospect generation.

The second trend is the limited access to external capital that the industry currently is experiencing. This can be partly attributed to the strong returns that have been experienced in other sectors of the market. However, recently

Appendix D-7

this trend has been reversing, particularly for oil and gas royalty trusts, and institutional investors appear to be beginning to refocus on traditional sectors for investment opportunities.

The third trend relates to the size of companies on which investors are focusing. Larger market capitalization companies provide for greater liquidity and as a result appear to be more attractive to investors. However, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to the strong commodity prices that the industry is currently experiencing. This ratio may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies.

The fourth trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build on long-term natural gas supplies to the United States. This trend will continue to influence valuation parameters of Canadian assets and result in global values for Canadian companies.

The fifth trend is the lower relative investment in exploration and development in the Western Canadian Sedimentary Basin. This can be attributed to growth in the royalty trust sector of the Canadian oil and gas industry, which returns the majority of its cash flow generated from producing assets to its unitholders, and to the increasing maturity of the basin.

A final trend appears to be the establishment of a number of start-up companies with experienced management teams that are available as a result of the industry consolidation over the past several years. This may result in greater competition for a number of the smaller corporate and property acquisitions that will be available.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Following the completion of the Plan of Arrangement, Luke will be an oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Western Canadian Sedimentary Basin.

Corporate Strategy

Luke’s strategy will be to create value primarily through the generation and drilling of exploration and development prospects. Luke will target areas and prospects that it believes can result in meaningful reserve and production additions. Luke will initially focus on unlocking the value inherent in the asset base to be transferred to it, which includes approximately 11,720 net acres of undeveloped land, as well as selectively pursuing opportunities pursuant to Luke’s right to farm-in on up to 55,000 net acres of KeyWest current non-core undeveloped land holdings and up to 10,000 net acres of the Trust’s current non-core undeveloped land holdings for a two year term ending December 31, 2004. Luke will also focus on expanding its existing asset base through crown land sales, farm-ins, farm-outs and property acquisitions which have exploitation opportunities or can provide strategic advantages.

New areas will be developed based on the following criteria: corporate skills, technical experience, fit with existing asset base and the potential to increase shareholder value. Luke’s focus on developing new activity areas will be in areas with multi-zone potential for natural gas and light oil prospects at medium and shallow depths.

Stated Business Objectives

The business plan of Luke is to create sustainable and profitable per share growth through participation in the oil and gas industry in western Canada. To accomplish this, Luke will pursue an integrated growth strategy including focused acquisitions, together with development and exploration drilling within its initial geographic project areas in the Western Canadian Sedimentary Basin.

Appendix D-8

Initially, Luke expects to focus on exploration and development drilling in its areas of interest. Additionally, Luke may pursue strategic acquisitions of crude oil and natural gas properties where it views further exploitation, development and exploration opportunities exist.

Luke intends to internally generate exploration prospects which have medium risk and multi-zone potential. Luke intends to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves, although management of Luke will also consider asset and corporate acquisition opportunities that meet its growth objectives. To achieve sustainable and profitable growth, management of Luke believes in controlling the timing and costs of its projects wherever possible. Accordingly, Luke will seek to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, Luke will strive to maximize its working interest ownership in its properties where reasonably possible. While Luke believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks. See “Risk Factors”.

Management of Luke has significant industry experience in the major producing areas of the Western Canadian Sedimentary Basin and has the capability to expand the scope of Luke’s activities as opportunities arise. In particular, management of Luke is familiar with the assets of KeyWest not being acquired by Luke and anticipates undertaking targeted exploration activities pursuant to its farm-in rights granted pursuant to the Purchase and Sale Agreement.

In reviewing potential drilling or acquisition opportunities, Luke will use the methodology as employed by KeyWest, giving consideration to the following criteria:

(a)	capital required to secure or evaluate the opportunity;

(b)	the potential return on the project, if successful;

(c)	the probability of success; and

(d)	risked rate of return versus cost of capital.

In general, Luke will pursue a portfolio approach in developing opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

The board of directors of Luke may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the Board’s consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Farm-In Rights Granted under the Purchase and Sale Agreement

Pursuant to the provisions of the Purchase and Sale Agreement, until December 31, 2004, KeyWest and the Trust (collectively, the “farmors”) have granted to Luke, the right to earn up to 50% of the farmors’ pre-farmout working interest in approximately 55,000 net acres of KeyWest’s current non-core undeveloped lands and an additional 10,000 net acres of the Trust’s current non-core undeveloped lands upon payment of 100% of the drilling, completion equipping and abandonment costs, subject to a convertible sliding scale gross overriding royalty of 1/150 (5%-15%) on oil and 15% on natural gas, convertible after payout at the election of KeyWest to 50% of Luke’s before payout working interest. The terms of the earning provide that Luke shall earn an interest in two drilling spacing units for each farm-in well. On a quarterly basis commencing June 30, 2003 Luke will select 25% of the unearned farm-in lands to be surrendered back to Viking.

Principal Properties of Luke

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Luke will have an interest following the completion of the Arrangement and that are material to Luke’s operations and exploration activities. The production numbers stated refer to Luke’s working interest share before deduction of

Appendix D-9

Crown and freehold royalties. Reserve amounts are stated, before deduction of royalties, at January 1, 2003 based on escalated cost and price assumptions as evaluated in the Luke Reserve Report.

Bashaw, Alberta

Bashaw is located approximately 110 miles northeast of Calgary. Luke’s working interests comprise 50% in two producing light gravity Nisku oil wells plus 100% in 880 acres of undeveloped lands. In the Luke Reserve Report, GLJ assigned 142,000 bbls of established oil reserves (before royalties) to the Company’s account comprising 130,000 bbls of proved producing reserves together with 12,000 bbls of risked probable reserves. The Company’s share of forecast production from the area for 2003 is 43 bopd.

Bassano, Alberta

This property is located 90 miles southeast of Calgary. The Company holds an average 48% working interest in six producing Belly River gas wells and a 50% working interest in a producing Glauconite oil well. Luke also holds an average 46% working interest in Belly River gas rights underlying 3,840 total gross acres of land. In the Luke Reserve Report, GLJ assigned established reserves (before royalties) of 123,000 bbls of oil and 1.29 bcf of gas to the Company’s interests. Established oil comprises 112,000 bbls proved producing reserves and 11,000 bbls risked probable reserves while established gas comprises l.04 bcf proven producing reserves and 0.25 bcf risked probable reserves. Luke’s share of forecast daily production from the area for 2003 is 34 bbls of oil and 493 mcf of gas.

Summary of Luke Reserve Report

GLJ, a firm of independent petroleum engineers, has evaluated the crude oil, NGLs and natural gas reserves of Luke in a report dated January 15, 2003 and effective as of January 1, 2003 (the “Luke Reserve Report”). The constant price cases contained herein were extracted from a separate report prepared by GLJ dated January 15, 2003, which was based upon the escalated case Luke Reserve Report.

In preparing its report, GLJ obtained basic information from Luke, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the Luke Reserve Report is based, was obtained from public records, other operators and from GLJ’s non-confidential files. Information concerning the extent and character of ownership of Luke’s interests and the accuracy of all factual data supplied to GLJ by third parties was accepted by GLJ as represented and neither title searches nor field inspections were conducted.

The following is a summary, as at January 1, 2003, of the crude oil, NGLs and natural gas reserves attributable to Luke’s properties and the present worth value of the estimated future net cash flows associated with such reserves, based on escalated and constant price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. All future cash flows are stated prior to provision for income taxes, interest, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Luke’s crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. The probable additional reserve volumes and the present value of estimated future cash flows from such reserves as shown in the tables have been reduced by a factor of 50% to account for risk.

Appendix D-10

Luke’s Properties

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows
Based on Escalated Price Assumptions(11)

							Present Value of Estimated Future Net
							Cash Flow, $000 Discounted at Rates
	Working Interest Reserves(1)						of:

	Gross			Net

	Oil	Gas	NGLs	Oil	Gas	NGLs
	Mbbls	MMcf	Mbbls	Mbbls	MMcf	Mbbls	0%	10%	15%	20%

Proved Reserves(2) Producing(3)(4)	242	1,036	0	184	899	0	7,085	4,700	4,053	3,579
Non-Producing(3)(5)	0	0	0	0	0	0	0	0	0	0
Undeveloped(6)	0	0	0	0	0	0	0	0	0	0
Total Proved Reserves	242	1,036	0	184	899	0	7,085	4,700	4,053	3,579
Probable Reserves at 50%(7)	23	254	0	18	221	0	1,238	429	291	212
Established Reserves	265	1,290	0	202	1,120	0	8,323	5,129	4,344	3,791

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows
Based on Constant Price Assumptions

							Present Value of Estimated Future Net
							Cash Flow, $000 Discounted at Rates
	Working Interest Reserves(1)						of:

	Gross			Net

	Oil	Gas	NGLs	Oil	Gas	NGLs
	Mbbls	MMcf	Mbbls	Mbbls	MMcf	Mbbls	0%	10%	15%	20%

Proved Reserves(2) Producing(3)(4)	245	1,036	0	186	899	0	8,501	5,510	4,710	4,127
Non-Producing(3)(5)	0	0	0	0	0	0	0	0	0	0
Undeveloped(6)	0	0	0	0	0	0	0	0	0	0
Total Proved Reserves	245	1,036	0	186	899	0	8,501	5,510	4,710	4,127
Probable Reserves at 50%(7)	23	254	0	18	221	0	1,396	487	332	242
Established Reserves	268	1,290	0	204	1,120	0	9,897	5,997	5,042	4,369

Notes:

(1)	“Gross Reserves” are the total of Luke’s working interests and/or royalty interests share of reserves before deducting royalties owned by others. “Net Reserves” are the total of Luke’s working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

(2)	“Proved Reserves” are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Luke’s reserves in the area.

(3)	“Proved Producing Reserves” are those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Luke’s reserves in the area.

(4)	“Proved Non-producing Reserves” are those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

(5)	“Proved Undeveloped Reserves” are those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Appendix D-11
(6)	“Probable Reserves” are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(7)	Natural gas reserves are reported at a base pressure of 14.65 pounds per square inch and a base temperature of 60º F.

(8)	Prices for Edmonton light crude oil are based upon 40º API oil having less than 0.3% sulphur. The wellhead oil prices were adjusted for quality and transportation to reflect the actual price to be received. The natural gas prices were adjusted, where necessary, only for heating values and the differing costs of service applied by various purchasers. The natural gas liquids prices were adjusted to reflect current prices received.

(9)	The escalated price and cost case assumes the continuance of current laws and regulations, and any increase in selling prices also takes inflation into account. The product price forecasts used are as follows:

			Natural Gas Liquids
			at Edmonton			Natural Gas
	WTI	Edmonton
	Cushing	Light Crude			Pentane
Year	Oklahoma	Oil	Propane	Butane	Plus	AECO Spot Price	U.S. Henry Hub.

						($Cdn/	(U.S.$/
	(U.S.$/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	mmbtu)	mmbtu)
2003	25.50	38.50	24.75	27.25	39.50	5.65	4.20
2004	22.00	32.50	19.75	21.50	33.00	5.00	3.80
2005	21.00	30.50	19.50	20.50	31.00	4.70	3.60
2006	21.00	30.50	19.50	20.50	31.00	4.85	3.65
2007	21.25	30.50	19.50	20.50	31.00	4.85	3.70
2008	21.75	31.00	19.75	21.00	31.50	4.85	3.75
2009	22.00	31.50	20.25	21.50	32.00	4.85	3.80
2010	22.25	32.00	20.50	22.00	32.50	4.90	3.90
2011	22.50	32.50	20.75	22.50	33.00	4.95	3.95
2012	23.00	33.00	21.00	23.00	33.50	5.05	4.00
2013	23.25	33.50	21.50	23.50	34.00	5.10	4.05

(10)	The constant price and cost case assumes the continuance of product prices at 2003 and operating costs projected for 2003, and the continuance of current laws and regulations. Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis. The annual revenue to be received from the production of the reserves was based on the following prices:

Oil:	Edmonton Light Crude ($Cdn/bbl)	$38.50
Natural Gas:	AECO -- C Spot ($Cdn/mmbtu)	$5.65
	U.S. Henry Hub ($US/mmbtu)	$4.20
Natural Gas Liquids:	Propane ($Cdn/bbl)	$24.75
	Butane ($Cdn/bbl)	$27.25
	Pentane Plus ($Cdn/bbl)	$39.50

(11)	Capital expenditures required to achieve the future net revenue attributable to Proved Reserves in the escalated price and cost case were estimated to be $0, of which $0 is required in 2003. Capital expenditures required to achieve the future net revenue attributable to Probable Reserves in the escalated price and cost case are estimated to be $0, of which $0 is required in 2003.

(12)	Capital expenditures required to achieve the future net revenue attributable to Proved Reserves in the constant price and cost case are estimated to be $0 of which $0 is required in 2003. Capital expenditures required to achieve the future net revenue attributable to Probable Reserves in the constant price and cost case are estimated to be $0, of which $0 is required in 2003.

(13)	“Estimated Future Net Production Revenue” has been calculated before deduction of income tax. The present worth of estimated Future Net Production Revenue is not to be construed as fair market value.

Appendix D-12

History — Daily Sales Volumes and Netbacks

The following tables set forth certain historical information in respect of production, product prices received and expenditures for the Retained Assets on a quarterly basis for 2001, 2000 and the nine months ended September 30, 2002.

				Nine Months
				Ended
	First	Second Quarter	Third Quarter	September 30
	Quarter 2002	2002	2002	2002

Average Daily Volumes(1)
Crude oil (bbls/d)	93	90	73	85
Solution gas (mcf/d)	41	41	36	39

Total BOE (6:1)	100	97	79	92

Average Net Product Prices Received
Crude oil ($/bbl)	29.95	36.30	39.96	35.07
Solution gas ($/mcf)	2.67	3.49	2.18	2.81

Total ($/BOE) (6:1)	29.00	35.22	37.93	33.78

Average Royalties Paid
Crude oil ($/bbl)	4.04	4.97	5.07	4.67
Solution gas ($/mcf)	0.12	0.11	0.08	0.10

Total ($/BOE) (6:1)	3.83	4.69	4.75	4.40

Average Operating Expenses
Total ($/BOE) (6:1)	3.75	3.45	3.09	3.45

Average Netback Received
Total ($/BOE) (6:1)	21.43	27.08	30.09	25.93

Capital Expenditures ($000)	NIL	NIL	NIL	NIL

Note:

(1)	Before deduction of royalties.

Appendix D-13

	First	Second	Third	Fourth
	Quarter 2001	Quarter 2001	Quarter 2001	Quarter 2001	Year 2001

Average Daily Volumes(1)
Crude oil (bbls/d)	99	76	106	83	91
Solution gas (mcf/d)	65	30	58	47	50

Total BOE (6:1)	110	81	115	91	99

Average Net Product Prices Received
Crude oil ($/bbl)	35.80	35.25	34.55	23.48	32.48
Solution gas ($/mcf)	10.69	5.69	3.62	3.16	6.08

Total ($/BOE) (6:1)	38.59	35.19	33.47	23.08	32.82

Average Royalties Paid
Crude oil ($/bbl)	4.89	5.93	4.15	3.22	4.50
Solution gas ($/mcf)	0.26	0.37	0.14	0.14	0.21

Total ($/BOE) (6:1)	4.58	5.72	3.89	3.02	4.25

Average Operating Expenses
Total ($/BOE) (6:1)	6.60	6.62	6.59	6.60	6.60

Average Netback Received
Total ($/BOE) (6:1)	27.41	22.85	22.99	13.46	21.97

Capital Expenditures ($000)	NIL	NIL	NIL	NIL	NIL

Note:

(1)	Before deduction of royalties.

	First	Second	Third	Fourth
	Quarter 2000	Quarter 2000	Quarter 2000	Quarter 2000	Year 2000

Average Daily Volumes(1)
Crude oil (bbls/d)	102	110	116	100	107
Solution gas (mcf/d)	98	78	87	94	89

Total BOE (6:1)	118	123	131	116	122

Average Net Product Prices Received
Crude oil ($/bbl)	39.25	38.55	42.70	44.13	41.16
Solution gas ($/mcf)	2.90	4.03	5.03	7.49	4.89

Total ($/BOE) (6:1)	36.24	37.01	41.31	44.24	39.72

Average Royalties Paid
Crude oil ($/bbl)	4.43	4.48	4.20	5.84	4.71
Solution gas ($/mcf)	0.02	0.09	0.11	0.23	0.11

Total ($/BOE) (6:1)	3.85	4.08	3.83	5.26	4.24

Average Operating Expenses
Total ($/BOE) (6:1)	6.27	6.28	6.24	6.31	6.28

Average Netback Received
Total ($/BOE) (6:1)	26.13	26.66	31.24	32.67	29.20

Capital Expenditures ($000)	NIL	NIL	NIL	NIL	NIL

Note:

(1)	Before deduction of royalties.

Appendix D-14

Future Commitments

Luke has no hedge commitments.

Land Holdings

     The developed and undeveloped land holdings of Luke after giving effect to the Arrangement will be as set forth in the following table.

	Undeveloped		Developed		Total

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)(3)
	(acres)	(acres)	(acres)	(acres)	(acres)	(acres)

Alberta	11,720	11,720	2,650	1,149	14,370	12,689

Notes:

(1)	“Gross” means the total number of acres in which Luke will have an interest.

(2)	“Net” means the aggregate of the percentage working interests Luke will have in the gross acres.

(3)	Approximately 880 net acres in Alberta will expire, unless continued by drilling operations, prior to September 24, 2003.

Oil and Natural Gas Wells

The following summarizes Luke’s interest after giving effect to the Arrangement in wells which are producing or which Luke considers to be capable of production.

	Producing Wells				Shut-in Wells(3)

	Oil		Gas		Oil			Gas

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Alberta	3	1.5	4	1.9	0	0	0	0

Notes:

(1)	“Gross” refers to all wells in which Luke will have either a working interest or a royalty interest.

(2)	“Net” refers to the aggregate of the percentage working interests Luke will have in the gross wells, before the deduction of royalties.

(3)	“Shut-in Wells” refers to wells which have encountered and are capable of producing crude oil and natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Luke will have an interest are located within a reasonable distance from existing pipelines.

Capital Expenditures

The following table shows capital expenditures by KeyWest on the Retained Assets in the categories and for the periods indicated:

Appendix D-15

	Nine Months
	Ended	Year Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,	December 31,
	2002	2001	2000	1999

	($000)	($000)	($000)	($000)
Land	—	—	—	—
Seismic costs	—	—	—	—
Drilling and completion	—	—	—	105
Facilities and equipment	—	—	—	—
Acquisition/Disposition	—	—	—	—

Total	—	—	—	105

Drilling Activity

The producing wells reflected in the statements for the years ended December 31, 2001, 2000 and 1999 and the nine months ended September 30, 2002 were drilled prior to those periods. There was no other drilling activity relating to the Retained Assets during these periods.

Production History

The following summarizes KeyWest’s historical production from the Retained Assets, before deduction of royalties, during the periods indicated.

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2001		2000		1999

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Oil (bbls/d)	182	91	214	107	232	116
Solution Gas (mcf/d)	100	50	178	89	178	89

Barrels of Oil Equivalent (boe/d)	198	99	244	122	262	131

SELECTED CONSOLIDATED FINANCIAL INFORMATION

General

Included elsewhere herein are audited Statements of Revenues and Operating Expenses relating to the Retained Assets for the three years ended December 31, 2001, 2000 and 1999 together with Pro Forma Financial Statements for Luke after giving effect to the Acquisition of the Retained Assets for the year ended December 31, 2001 and the nine months ended September 30, 2002.

The following should be read in conjunction with the financial statements and the related notes contained elsewhere in this Information Circular.

Luke’s activities relate to oil and gas exploration and development. Luke follows the “full-cost” method of accounting for oil and gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis.

The following tables are a summary of selected financial information for the Retained Assets for the periods indicated. The following information should be read in conjunction with the audited Statement of Revenues and Operating Expenses for the Retained Assets for the three years ended December 31, 2001, 2000 and 1999.

Appendix D-16

		Years Ended December 31,
	Nine Months Ended
	September 30, 2002	2001	2000	1999

		($000)	($000)	($000)
Oil and gas sales	847	1,191	1,768	1,154
Royalties	(110)	(153)	(189)	(120)
Operating costs	(87)	(240)	(279)	(283)

Net operating revenue	650	798	1,300	751

	Nine Months Ended September 30, 2002

	Mar 31,	June 30,	Sept 30,
	2002	2002	2002	Total

	($000)	($000)	($000)	($000)
Oil and gas sales	261	310	276	847
Royalties	(34)	(41)	(35)	(110)
Operating costs	(34)	(30)	(23)	(87)

Net operating revenue(1)	193	239	218	650

	Fiscal 2001 Quarter Ended

	Mar 31, 2001	June 30, 2001	Sept 30, 2001	Dec 31, 2001	Total

	($000)	($000)	($000)	($000)	($000)
Oil and gas sales	381	261	356	193	1,191
Royalties	(45)	(42)	(41)	(25)	(153)
Operating costs	(65)	(49)	(70)	(56)	(240)

Net operating revenue(1)	271	170	245	112	798

	Fiscal 2000 Quarter Ended

	Mar 31, 2000	June 30, 2000	Sept 30, 2000	Dec 31, 2000	Total

	($000)	($000)	($000)	($000)	($000)
Oil and gas sales	386	414	497	471	1,768
Royalties	(41)	(46)	(46)	(56)	(189)
Operating costs	(67)	(70)	(75)	(67)	(279)

Net operating revenue(1)	278	298	376	348	1,300

Note:

(1)	Net operating revenue is before general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration or site abandonments.

Appendix D-17

Capitalization

The following table outlines the capitalization of Luke as of the dates noted:

		Outstanding as at	Outstanding as at
		January 15, 2003	January 15, 2003
		prior to giving effect	after giving effect
	Authorized	to the Arrangement	to the Arrangement(1)

Bank Loan	Nil	Nil	Nil
Luke Shares	Unlimited	$100	$3,336,000 (2)
		(100 shares)	(6,581,360 shares)

Notes:

(1)	See Schedule A —Pro forma financial statements of Luke.

(2)	The number of Luke Shares outstanding after giving effect to the Arrangement will be approximately 6,581,360 Luke Shares, prior to giving effect to the Initial Private Placement and approximately 8,226,360 Luke Shares after giving effect to the Initial Private Placement.

(3)	Subject in each case to the approval by the Shareholders of KeyWest at the Meeting (whose approval of resolutions relating to Luke shall be deemed to be the approval by Luke shareholders pursuant to the Interim Order), Luke has reserved an additional: i) 1,500,000 Luke Shares for issuance pursuant to the Luke Stock Option Plan, ii) 1,645,000 Luke Shares for issuance pursuant to the Initial Private Placement, and iii) an additional 8,226,360 Luke Shares for issuance pursuant to one or more private placements as described in the Information Circular under “Other Matters to be Brought Before the Meeting — Advance Shareholder Approval of Issuance of Common Shares of Luke”.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Luke Shares. No other shares are presently authorized to be issued.

Luke Shares

Luke is authorized to issue an unlimited number of Luke Shares without nominal or par value. Holders of Luke Shares are entitled to receive notice of, attend at and vote at any meeting of shareholders of Luke on the basis of one vote per share, to receive dividends declared by the board of directors and to share in the remaining property of Luke upon liquidation, dissolution, bankruptcy, winding-up or other distribution of the asset of Luke among its shareholders for the purpose of winding-up its affairs.

Dividend Policy

Luke has not declared or paid any dividends on its Luke Shares since its incorporation. Any decision to pay dividends on the Luke Shares will be made by the board of directors on the basis of Luke’s earnings, financial requirements and other conditions existing at such future time.

Prior Sales

On January 9, 2003, Luke issued one hundred Luke Shares to KeyWest at a price of One Hundred Dollars ($100) to facilitate its organization.

DIRECTORS AND OFFICERS OF LUKE

The name, municipality of residence and principal occupation of each of the proposed directors and senior officers of Luke are as follows:

Appendix D-18

Name and Municipality
of Residence	Position with Luke	Principal Occupation

Directors
Ronald L. Belcher(1)(2) Calgary, Alberta	Director	Partner in Collins Barrow, Chartered Accountants since 1977

David Crevier(1)(3) Montreal, Quebec	Director	Partner in the Montreal law firm of Colby, Monet, Demers, Delage & Crevier; KeyWest Corporate Secretary since February 26, 1998

Alain Lambert(2) Montreal, Quebec	Director	Principal of One and Company (an investors relations firm) since January, 2002; prior thereto President of Triology Integrated Investor Relations Inc. from July 1998; President Tokenhouse Capital & Research Inc. from November 1994 to July 1998

Hugh Mogensen Victoria, British Columbia	Director	Independent Business Executive and Consultant to the natural resources industry since May 1986; prior thereto Chairman of the Board of Inverness Petroleum Ltd.; KeyWest Board Chairman since September, 1999

Lyle D. Shultz(3) Calgary, Alberta	Director	Vice-President and co-founder of MiCasa Rentals Inc., a privately owned oilfield wellsite trailer rental company since 1993

J. Ronald Woods(1)(3) Toronto, Ontario	Director	President, Rowood Capital Corp. since November 2000; prior thereto Vice-President, Jascan Resources Inc. since 1996
Officers
Harold V. Pedersen(2) Calgary, Alberta	Chairman of the Board, Chief Executive Officer and Director	President of KeyWest since February 1998; prior thereto, President of Jordan Petroleum Ltd. from August 1986 to December 1997

Mary C. Blue Calgary, Alberta	President, Chief Operating Officer and Director	Executive Vice-President of KeyWest since February 1998; prior thereto, Sr. Vice-President, Land of Calgary-based Jordan Petroleum Ltd. from March 1993 and a Jordan executive from May 1987

Carrie McLauchlin Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of KeyWest since April 1, 2000; prior thereto, Manager of Accounting of KeyWest from June 1999 and prior thereto, Vice-President, Finance of Revolve Magnetic Bearings Inc.

Appendix D-19

Name and Municipality
of Residence	Position with Luke	Principal Occupation

Chris von Vegesack Calgary, Alberta	Secretary	Partner, Burnet, Duckworth & Palmer LLP, (a law firm)

Notes:
(1)	Member of Audit and Reserves Committee.
(2)	Member of Compensation Committee.
(3)	Member of Corporate Governance Committee.
(4)	Luke does not have an Executive Committee.

All of the directors and officers of Luke have previously served in similar capacities with KeyWest with the exception of Chris von Vegesack, Secretary of Luke. The term of office of all directors will expire at the next annual meeting of Luke, to be held in 2004.

After giving effect to the Plan of Arrangement and prior to giving effect to the Initial Private Placement, the number of Luke Shares beneficially owned, directly or indirectly, by all of the directors and officers of Luke will be approximately 579,337 Luke Shares, being approximately 9.0% of the issued and outstanding Luke Shares.

Each of Harold V. Pedersen, Mary C. Blue and Carrie McLauchlin devotes his or her full time and attention to the business and affairs of Luke. The remaining directors of Luke devote their time and attention to the affairs of Luke only as required. Profiles of Luke’s directors and officers and the particulars of their respective principal occupations during the last five years are set forth below.

HAROLD V. PEDERSEN, B. Comm. P. Land, Chairman and Chief Executive Officer. Mr. Pedersen has been President and Chief Executive Officer of KeyWest since March 1998. Mr. Pedersen was the founder and President of Jordan Petroleum Ltd. from inception in late 1986 until its sale in December 1997. Jordan Petroleum was started with an initial capitalization of $65,000 at $0.10 per share and was sold at $9.80 per share for a total value of $435 million. Production at the time of sale had reached 7,500 barrels of oil per day and 88 million cubic feet per day of gas for a total of 22,200 barrels of oil equivalent per day (6 mcf =1 bbl). Prior to forming Jordan Petroleum Ltd. in 1986, Mr. Pedersen was President of Inverness Petroleum Ltd.

MARY C. BLUE, President and Chief Operating Officer. Ms. Blue has been Executive Vice-President of KeyWest since March 1998. Ms. Blue was a co-founder and Senior Vice-President, Land of Jordan Petroleum Ltd. from 1986 until the company’s sale in December 1997. Ms. Blue was formerly manager of Land and Administration and Corporate Secretary of Inverness Petroleum Ltd. from 1980 to 1986.

CARRIE McLAUCHLIN, C.A., Vice-President, Finance and Chief Financial Officer. Ms. McLauchlin has been Vice-President Finance and Chief Financial Officer of KeyWest since April 1, 2000. She joined KeyWest in June 1999 as Accounting Manager. Ms. McLauchlin received her C.A. designation in 1990 articling with the firm of KPMG LLP and held the position of Senior Audit Manager prior to move into industry in 1997.

PERSONNEL

As at the date of the Information Circular, Luke has no employees. After giving effect to the Plan of Arrangement, Luke expects to have approximately 7 employees at its office in Calgary.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

No director, executive officer, or principal holder of securities as described under “Principal Shareholders” or any associate or affiliate of the foregoing has, or has had, any material interest in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Luke or any of its affiliates, except as disclosed in the Information Circular.

Appendix D-20

PRINCIPAL SHAREHOLDERS

After giving effect to the Plan of Arrangement and prior to giving effect to the Initial Private Placement, to the best of the knowledge of the directors and officers of Luke, no person will own, directly or indirectly, or exercise control or discretion over Luke Shares carrying more than 10% of the votes attached to all of the issued and outstanding Luke Shares.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, Luke has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Luke to its executive officers or directors and none will be paid until after the Plan of Arrangement is completed. Following the completion of the Plan of Arrangement, it is anticipated that the executive officers of Luke will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

Initially, directors will not be paid any annual retainer fees and will not be paid for attendance at board or committee meetings; however, they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Luke Shares pursuant to the Luke Stock Option Plan. See “Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time since the formation of Luke was there any indebtedness of any director or officer, or any associate of any such director or officer, to Luke or to any other entity which is, or at any time since the formation of Luke has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Luke.

STOCK OPTION PLAN

Luke has a stock option plan (the “Luke Stock Option Plan”). The purpose of the Luke Stock Option Plan is to afford persons who provide services to Luke, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in Luke by permitting them to purchase Luke Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Luke. The Luke Stock Option Plan will authorize Luke board of directors to issue a total of 1,500,000 stock options (“Options”) to purchase Luke Shares subject to approval by KeyWest Shareholders at the Meeting in accordance with the requirements of the Toronto Stock Exchange. The board of directors Luke will not issue stock options which, at any time, will exceed 10% of the issued and outstanding shares of Luke (on an undiluted basis).

Under the Luke Stock Option Plan, Options may be issued to directors, officers, employees of, and consultants to, Luke and its subsidiaries in such numbers as the Board may determine subject to a vesting requirement whereby any Options granted will vest as to one third of such Options in each of the first three years following the granting thereof. The exercise price of Options shall not be less than the “market price” of the Luke Shares. For purposes of the Luke Stock Option Plan, “market price” means the closing price of the Luke Shares on the stock exchange on which the shares are listed and posted for trading at the time of the grant or, if the Luke Shares are not then listed and posted for trading on any stock exchange, the exercise price shall be determined by the Board in its sole discretion. The Board of Luke currently intends the maximum term for Options to be five years.

The Luke Stock Option Plan provides that any Options shall terminate on the expiry of a specified period following the date the optionee ceases to be an employee, director or officer of, or consultant to, Luke. The period between the cessation of employment and the termination of the Option will be determined when the Option is issued and will not exceed 90 days. If such termination is as a result of the death of the optionee, the optionee’s personal representative shall have six months to exercise such Options.

See Appendix H to the Information Circular for a copy of the Luke Stock Option Plan.

Appendix D-21

RISK FACTORS

An investment in Luke should be considered highly speculative due to the nature of Luke’s involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Luke.

Pursuant to the terms of the Purchase and Sale Agreement, Luke will assume all liabilities, including environmental liabilities, relating to the Retained Assets. Although Luke is not aware of any material liabilities relating to the Retained Assets, it is possible that Luke could become aware of certain liabilities after the completion of the Plan of Arrangement which could have a material adverse effect on Luke.

The petroleum industry is competitive in all its phases. Luke competes with numerous other participants in the search for and the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Luke’s competitors include entities involved in the exploration for and development of oil and natural gas which have greater financial resources, staff and facilities than those of Luke. Luke’s ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Luke. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. See “Industry Conditions”. Luke’s oil and natural gas operations may also be subject to compliance with Canadian federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Luke’s net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Luke’s reserves. Luke might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Luke’s net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings which might be made available to Luke are typically determined in part by the borrowing base of Luke. A sustained material decline in prices from historical average prices could reduce Luke’s borrowing base, therefore reducing any bank credit available to Luke and could require that a portion of any such bank debt be repaid.

Luke intends to use the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from Luke’s proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

From time to time Luke may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Luke will not benefit from such increases.

From time to time Luke may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Luke will not benefit from the fluctuating exchange rate.

Appendix D-22

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Luke is not fully insured against all of these risks, nor are all such risks insurable. Although Luke maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Luke could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Luke and may delay exploration and development activities. To the extent Luke is not the operator of its oil and gas properties, Luke will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews will be done according to industry standards prior to the purchase of certain oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Luke which could result in a reduction of the revenue received by Luke.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Luke. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the Retained Assets have been independently evaluated effective January 1, 2003 by GLJ. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Luke. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

From time to time Luke may enter into transactions to acquire assets or the shares or securities of other entities. These transactions may be financed partially or wholly with debt, which may increase Luke’s debt levels above industry standards. Depending on future exploration and development plans, Luke may require additional equity and/or debt financing which may not be available or, if available, may not be available on favourable terms.

Certain directors of Luke are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Luke’s success will depend in large measure on certain key personnel including Harold Pedersen, Mary Blue and Carrie McLauchlin. The loss of the services of such key personnel could have a material adverse affect on Luke. Luke does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Luke are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Luke will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Luke.

Appendix D-23

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. Luke’s exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Luke to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Bill 32: Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity with Luke’s operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Luke.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada and Alberta, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Luke in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Luke is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing — Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oil, distance to market and the value of refined products. Canadian oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board of Canada prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing — Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. The price received by Luke depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. As in the case with oil, natural gas exports from Canada for a term of less than two years must be made pursuant to a National Energy Board order and in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the Province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to

Appendix D-24

determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Alberta

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75 percent for prices at or below the royalty tax credit reference price of $100 per cubic meter decreasing to 25 percent for prices above the royalty tax credit reference price of $210 per cubic meter. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

On October 13, 1992, the Alberta government announced major changes to its royalty structure and permanent incentives for exploring and developing oil and gas reserves. The significant changes announced which remain in force include the following: (i) the first wells drilled in new oil pools discovered on or after October 1, 1992 will have a permanent one year oil royalty holiday, subject to a $1,000,000 cap and a reduced royalty rate thereafter; (ii) reduction of royalties on pre-October 1, 1992 production of oil and gas; (iii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity and horizontal re-entry of vertical oil wells; (iv) introduction of separate par pricing for light, medium and heavy oil; and (v) modification of the royalty formula structure to provide for sensitivity to price fluctuations.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to United States and Canadian state, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial and state authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) which took effect on September 1, 1993. The Environmental Protection and Enhancement Act (Alberta) imposes stricter environmental

Appendix D-25

standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

The United States federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the “Superfund” law, imposes liability, without regard to fault, on certain classes of persons with respect to the release of a “hazardous substance” into the environment. These persons include the current or prior owner or operator of the disposal site or sites where the release occurred and companies that transported, disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the federal or state government to pursue such claims. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury or property or natural resource damages allegedly caused by the hazardous substances released into the environment. Under CERCLA, certain oil and gas materials and products are, by definition, excluded from the term “hazardous substances”. At least two federal courts have held that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA. Similarly, under the federal Resource, Conservation and Recovery Act, or RCRA, which governs the generation, treatment, storage and disposal of “solid wastes” and “hazardous wastes”, certain oil and gas material and wastes are exempt from the definition of “hazardous wastes”. This exemption continues to be subject to judicial interpretation and increasingly stringent state interpretation. During the normal course of operations on properties in which Luke has an interest, exempt and non-exempt wastes, including hazardous regulations are generated or have been generated in the past. The federal Environmental Protection Agency and various state agencies continue to promulgate regulations that limit the disposal and permitting options for certain hazardous and non-hazardous wastes.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into or which will be entered into by Luke pursuant to the Arrangement since its incorporation which can reasonably be regarded as presently material are the following:

1.	the Arrangement Agreement; and

2.	the Purchase and Sale Agreement.

Copies of these agreements, when executed, may be inspected at the head office of Luke at 1200, 520 — 5th Avenue S.W., Calgary, Alberta, T2P 3R7 and at the offices of Burnet, Duckworth & Palmer LLP at Suite 1400, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9 during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

LEGAL MATTERS

Luke has not commenced active operations as at the date of the Information Circular. To the knowledge of the management of Luke, it is not a party to, nor are any of the Retained Assets subject to, any legal proceedings.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Luke by Burnet Duckworth & Palmer LLP. Except as disclosed herein, as of the date hereof, partners and associates of Burnet Duckworth & Palmer LLP hold none of the outstanding Luke Shares.

Appendix D-26

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Luke are KPMG LLP, Chartered Accountants, 1200 Bow Valley Square II, 205 — 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the registrar and transfer agent for the common shares of Luke.

SCHEDULE “A”

PRO FORMA FINANCIAL STATEMENTS

LUKE ENERGY LTD.

SCHEDULE A-2

Compilation Report

To the Directors of
Luke Energy Ltd.

We have reviewed, as to compilation only, the accompanying unaudited pro forma balance sheet of Luke Energy Ltd. as at January 9, 2003 and the accompanying unaudited pro forma statement of earnings for the nine-month period ended September 30, 2002 and the year ended December 31, 2001, which have been prepared for inclusion in an information circular dated January 24, 2003. In our opinion, the unaudited pro forma balance sheet as at January 9, 2003 and unaudited pro forma statements of earnings have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

(Signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada
January 20, 2003

SCHEDULE A-3

LUKE ENERGY LTD.

Pro Forma Balance Sheet
As at January 9, 2003
(Unaudited)
(thousands of Dollars)

				Pro Forma
	Luke Energy Ltd.	Adjustments	Note	Luke Energy Ltd.

Assets
Current assets
Cash	$—	$1,333	2	$1,333
Receivables	—	—		—

	—	1,333		1,333
Capital assets	—	3,372	2	3,372

	$—	$4,705		$4,705

Liabilities
Provision for site restoration	$—	$36	2	$36
Shareholders’ Equity
Share capital	—	4,669	2	4,669

	$—	$4,705		$4,705

SCHEDULE A-4

LUKE ENERGY LTD.

Pro Forma Statement of Earnings for the
Nine Month Period Ended September 30, 2002
(Unaudited)
(thousands of Dollars)

						Pro Forma Luke
	Luke Energy Ltd.	Retained Assets	Adjustments	Note		Energy Ltd.

Revenues
Oil and gas production	$—	$847	$—			$847
Royalties	—	(110)	(127)	3	(a)	(237)

	—	737	(127)			610
Expenses
Operating	—	87	—			87
General & administrative	—	—	565	3	(b)	565
Depletion & depreciation	—	—	172	3	(c)	172
Site restoration	—	—	5	3	(c)	5

	—	87	742			829
Earnings before taxes	—	650	(869)			(219)
Future taxes reduction	—	—	(88)	3	(d)	(88)

Earnings (loss)	$—	$650	$(781)			$(131)

Loss per share				3	(e)	($0.02)

SCHEDULE A-5

LUKE ENERGY LTD.

Pro Forma Statement of Earnings for the
Year Ended December 31, 2001
(Unaudited)
(thousands of Dollars)

						Pro Forma Luke
	Luke Energy Ltd.	Retained Assets	Adjustments	Note		Energy Ltd.

Revenues
Oil and gas production	$—	$1,187	$—			$1,187
Royalties	—	(153)	(182)	3	(a)	(335)

	—	1,034	(182)			852
Expenses
Operating	—	240	—			240
General & administrative	—	—	750	3	(b)	750
Depletion & depreciation	—	—	250	3	(c)	250
Site restoration	—	—	6	3	(c)	6

	—	240	1,006			1,246
Earnings before taxes	—	794	(1,188)			(394)
Future taxes reduction	—	—	(160)	3	(d)	(160)

Earnings (loss)	$—	$794	$(670)			$(234)

Loss per share				3	(e)	($0.03)

SCHEDULE A-6

LUKE ENERGY LTD.
 Notes to Pro Forma Financial Statements
As at January 9, 2003 and for the nine-month period ended September 30, 2002 and the year ended
December 31, 2001
(Unaudited)

1.	Basis of presentation:

The accompanying unaudited pro forma financial statements have been prepared by the management of Luke Energy Ltd. (“Luke”) in accordance with accounting principles generally accepted in Canada for inclusion in an information circular dated January 24, 2003 relating to a plan of arrangement (“Arrangement”) between Viking Energy Royalty Trust (“Trust”), Viking Holdings Inc., Viking KeyWest Inc., KeyWest Energy Corporation (“KeyWest”) and Luke.

As part of the Arrangement, KeyWest will transfer its interests in certain petroleum and natural gas properties and related facilities (“Retained Assets”) to Luke in exchange for common shares in Luke. Pursuant to the Arrangement, the common shares of Luke held by KeyWest will be distributed to the shareholders of KeyWest on a one for ten basis. Following the completion of the Arrangement, Luke will be publicly listed on the Toronto Stock Exchange.

The pro forma financial statements have been provided to give a reader an indication of the initial financial position and the operations of Luke with the completion of the Arrangement. In the opinion of management, the pro forma financial statements include all material adjustments necessary for the fair presentation in accordance with generally accepted accounting principles. The pro forma financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

The unaudited pro forma balance sheet as at January 9, 2003 has been prepared from the audited balance sheet of Luke as at that date. The unaudited pro forma statement of earnings for the nine months ended September 30, 2002 has been prepared from the unaudited statement of revenues and operating expenses for the Retained Assets transferred to Luke for the nine months ended September 30, 2002. The unaudited pro forma statement of earnings for the year ended December 31, 2001 has been prepared from the audited statement of revenues and operating expenses for the Retained Assets transferred to Luke for the year ended December 31, 2001.

It is the recommendation of management that the pro forma financial statements should be read in conjunction with the audited and unaudited financial statements of KeyWest, the audited balance sheet of Luke and the audited and unaudited statements of revenue and operating expenses of the Retained Assets to be transferred to Luke included in this document.

2.	Pro forma balance sheet assumptions and adjustments:

The pro forma balance sheet gives effect to the following assumptions and adjustments as if the transactions occurred at the balance sheet date.

The completion of the proposed transactions under the Arrangement will result in the issuance of common shares of Luke as consideration for the transfer of the Retained Assets. As Luke and KeyWest are deemed to be related parties, the net assets acquired by Luke will be recorded at KeyWest’s net book value.

SCHEDULE A-7

Net assets acquired and liabilities assumed:

Petroleum and natural gas rights	$2,360
Equipment and facilities	1,012
Provision for site restoration	(36)

Net assets acquired	$3,336

Consideration paid by issuance of Luke common shares	$3,336

In addition, as part of the Arrangement, Luke may elect to farm-in on certain KeyWest lands and certain Trust lands for a two year term ending December 31, 2004.

The number of common shares of Luke to be issued is expected to be between 6.5 million common shares and 6.6 million common shares. The allocation of the purchase price will be finalized after the Arrangement has been completed. Accordingly, the above allocation is subject to change.

All costs of the transaction are to be paid by either KeyWest or the Trust in accordance with the arrangement agreement.

In addition, Luke has agreed to issue 1.6 million common shares for gross proceeds of approximately $1.3 million. The private placement is subject to regulatory, judicial and shareholder approval.

3.	Pro forma consolidated statements of earnings assumptions and adjustments:

The pro forma statements of earnings for the nine month-period ended September 30, 2002 and the year ended December 31, 2001 have been prepared assuming that the proposed transactions described in note 2 had been completed on January 1, 2001. These pro forma statements give effect to the following assumptions and adjustments:

(a)	Certain Retained Assets were acquired by KeyWest after October 1, 2002 and were previously owned by the freehold royalty owner. Therefore, royalties have been adjusted to reflect the contracted royalty rate Luke would have paid if the properties were owned from January 1, 2001.

(b)	General and administrative expenses have been adjusted to reflect estimated costs to be incurred for Luke to operate independently.

(c)	Depletion and depreciation has been calculated using the unit of production method, based upon the net book value of the properties transferred to Luke, production from the properties to be transferred to Luke for the applicable periods, and reserves of Luke using the January 15, 2003 Reserve Report prepared by an independent engineering firm.

(d)	Future income taxes have been calculated at the enacted rates in effect for each period.

(e)	The loss per share calculations give effect to the issuance of common shares as described in note 2 as if the shares had been issued at the beginning of the respective periods.

SCHEDULE “B”

STATEMENT OF REVENUES AND OPERATING EXPENSES

OF RETAINED ASSETS

TO BE TRANSFERRED TO

LUKE ENERGY LTD.

SCHEDULE B-2

Auditors’ Report

To the Directors of Luke Energy Ltd.

We have audited the statement of revenue and operating expenses of the retained assets to be transferred to Luke Energy Ltd. for each of the years in the three-year period ended December 31, 2001. This financial information is the responsibility of the company’s management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material aspects, the revenue and operating expenses of the retained assets to be transferred to Luke Energy Ltd. for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada
January 20, 2003

SCHEDULE B-3

LUKE ENERGY LTD.
Statement of Revenue and Operating Expenses of the Retained
Assets to be Transferred to Luke Energy Ltd.
(thousands of dollars)

	Nine Months Ended		Years Ended
	September 30,		December 31,

	2002	2001	2001	2000	1999

	(unaudited)		(audited)
Revenue
Petroleum and natural gas	847	997	1,191	1,768	1,154
Royalties	(110)	(129)	(153)	(189)	(120)

	737	868	1,038	1,579	1,034
Operating Expenses	87	184	240	279	283

Excess Of Revenue
Over Operating Expenses	650	684	798	1,300	751

SCHEDULE B-4

LUKE ENERGY LTD.
Notes to the Statement of Revenue and Operating Expenses of the Retained
Assets to be Transferred to Luke Energy Ltd.
Years Ended December 31, 2001, 2000 and 1999
Information for the Nine Months Ended September, 2002 and 2001 is unaudited

1.	BASIS OF PRESENTATION

Pursuant to the Arrangement Agreement dated January 17, 2003 between KeyWest Energy Corporation (“KeyWest”), Viking Energy Royalty Trust (the “Trust”), Viking KeyWest Inc., Viking Holdings Inc. and Luke Energy Ltd. (“Luke”), KeyWest will transfer its interests in certain petroleum and natural gas properties to Luke (“Retained Assets”).

This statement has been derived from financial information provided by KeyWest and relates only to the working interests in the Retained Assets.

This statement includes only those revenue and operating expenses which are directly related to the Retained Assets and does not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment costs as these amounts are based on the consolidated operations of KeyWest of which these properties only form a part.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Revenue

Revenue from the sale of oil, natural gas liquids and natural gas is recorded at the time that the product is produced and sold.

(b)	Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the terms of individual royalty agreements.

(c)	Operating expenses

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the properties.

SCHEDULE “C”

BALANCE SHEET AS AT JANUARY 9, 2003

LUKE ENERGY LTD.

Schedule C-2

Auditors’ Report

To the Directors of
Luke Energy Ltd.

We have audited the balance sheet of Luke Energy Ltd. as at January 9, 2003. This balance sheet is the responsibility of the company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Luke Energy Ltd. as at January 9, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada
January 20, 2003

Schedule C-3

LUKE ENERGY LTD.
Balance Sheet
as at January 9, 2003

ASSETS
CURRENT
Cash	$100

SHAREHOLDER’S EQUITY
Share capital (note 2)	$100

Subsequent events (note 3)

See accompanying notes

On behalf of the Board:

(signed) “Harold V. Pedersen”	(signed) “Mary C. Blue”
Director	Director

Schedule C-4

LUKE ENERGY LTD.

Notes to the Balance Sheet as at January 9, 2003

1.	INCORPORATION AND FINANCIAL PRESENTATION

Luke Energy Ltd. (“Luke”) was incorporated pursuant to the Canada Business Corporations Act on January 9, 2003. Luke has not carried on active business since incorporation. The accompanying balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2.	SHARE CAPITAL

Authorized

An unlimited number of common voting shares.

An unlimited number of preferred shares.

Issued Common Shares

	Number of
	Shares	Consideration

Issued common shares on incorporation	100	$100

3.	SUBSEQUENT EVENTS

(a)	As part of the arrangement agreement dated January 17, 2003 involving KeyWest Energy Corporation (“KeyWest”), Viking Energy Royalty Trust, Viking Holdings Inc., Viking KeyWest Inc. and Luke, Luke will acquire certain oil and gas assets from KeyWest. Luke will assume all liabilities, including environmental liabilities, relating to the assets it will acquire under the Arrangement Agreement. The arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in late February 2003.

(b)	Luke has agreed to issue 1.6 million common shares for proceeds of approximately $1.3 million. The private placement is subject to regulatory, judicial and shareholder approval and will be completed in February 2003.

(c)	In addition, Luke is seeking regulatory and shareholder approval to establish a stock option plan authorizing the board to issue stock options to purchase 1,500,000 common shares.